CONSENT OF VAUGHAN CHAMBERLAIN

The undersigned hereby consents to the references to, and the information derived from, the mineral resource estimates for the Gramalote property, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 23, 2018, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811 and No. 333-218710) of B2Gold Corp.

/s/ Vaughan Chamberlain
Vaughan Chamberlain
March 23, 2018